SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                               (Amendment No. 4)



                    Under the Securities Exchange Act of 1934



                          SILICON VALLEY RESEARCH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   827068-20-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             J.F. Shea Company, Inc.
                               Edmund H. Shea, Jr.
                                  John F. Shea
                                  Peter O. Shea
                                James G. Shontere
                              655 Brea Canyon Road
                            Walnut, California 91789
                                 (909) 594-9500
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                 with copies to:

                              Carla S. Newell, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                             155 Constitution Drive
                          Menlo Park, California 94025
                                 (650) 321-2400

                                  June 8, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP NO.    92201B 10 9
------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         J.F. Shea Company, Inc.
         94-1530032
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      __   Not Applicable
         (b)      X
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------- -----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e) __
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
------------------------------ ----- -------------------------------------------
          NUMBER OF            7     SOLE VOTING POWER
           SHARES                    6,379,779
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ----- -------------------------------------------
                               8     SHARED VOTING POWER
                                     -0-
                               ----- -------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                     6,379,779
                               ----- -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     -0-
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,379,779
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES __ Not Applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.9%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP NO.    92201B 10 9
------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Edmund H. Shea, Jr.
         ###-##-####
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    __ Not Applicable
         (b)    X
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
-------- -----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) __
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
------------------------------ ------ ------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
           SHARES                     -0-
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ------ ------------------------------------------
                               8      SHARED VOTING POWER
                                      6,852,037
                               ------ ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      -0-
                               ------ ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      6,852,037
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,852,037
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES __ Not Applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.5%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP NO.    92201B 10 9
------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         John F. Shea
         ###-##-####
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)    __  Not Applicable
         (b)    X
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
-------- -----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) __
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
------------------------------ ------ ------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
           SHARES                     7,258
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ------ ------------------------------------------
                               8      SHARED VOTING POWER
                                      6,379,779*(See Item 5 below)
                               ------ ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      7,258
                               ------ ------------------------------------------
                               10     SHARED  DISPOSITIVE  POWER
                                      6,379,779* (See Item 5 below)
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,387.037* (See Item 5 below)
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES __ Not Applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.9%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP NO.    92201B 10 9
------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Peter O. Shea, Jr.
         ###-##-####
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      __  Not Applicable
         (b)      X
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
-------- -----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) __
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
------------------------------ ------ ------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
           SHARES                     7,258
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ------ ------------------------------------------
                               8      SHARED VOTING POWER
                                      6,379,779* (See Item 5 below)
                               ------ ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      7,258
                               ------ ------------------------------------------
                               10     SHARED  DISPOSITIVE  POWER
                                      6,379,779* (See Item 5 below)
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,387,037* (See Item 5 below)
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES __   Not Applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.9%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------
CUSIP NO.    92201B 10 9
------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         James G. Shontere
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      __       Not Applicable
         (b)      X
-------- -----------------------------------------------------------------------
3                 SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         PF
-------- -----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) __
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
------------------------------ ------ ------------------------------------------
          NUMBER OF            7      SOLE VOTING POWER
           SHARES                     -0-
        BENEFICIALLY
          OWNED BY
          REPORTING
         PERSON WITH
                               ------ ------------------------------------------
                               8      SHARED VOTING POWER
                                      6,379,779* (See Item 5 below)
                               ------ ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      -0-
                               ------ ------------------------------------------
                               10     SHARED  DISPOSITIVE  POWER
                                      6,379,779* (See Item 5 below)
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,379,779* (See Item 5 below)
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES __   Not Applicable
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.9%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------

Item 1. Security and Issuer.

                  This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Silicon Valley Research, Inc., a California corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 6360 San Ignacio Avenue, San Jose, California 95119.

Item 2.  Identity and Background.

                  (a) (b) and (c) This Schedule 13D is filed on behalf of J.F. Shea Company, Inc. ("JFSCI"), John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere (collectively, the "Reporting Persons").

                  JFSCI is a Nevada corporation whose principal business is construction, land development and venture capital investment. Its business address is 655 Brea Canyon Road, Walnut, California 91789. The names of the executive officers and directors of JFSCI, their addresses, citizenship and principal occupations are as follows:

                                                                                               Principal
   Name and                                                                                   Occupation
  Office Held                   Business Address                    Citizenship              or Employment

John F. Shea                    655 Brea Canyon Rd                      USA            President of JFSCI
President and                   Walnut, CA 91789
Director

Edmund H. Shea, Jr.             655 Brea Canyon Rd.                     USA            Vice President of JFSCI
Vice President and              Walnut, CA 91789
Director

Peter O. Shea                   655 Brea Canyon Rd.                     USA            Vice President of JFSCI
Vice President and              Walnut, CA 91789
Director

James G. Shontere               655 Brea Canyon Rd.                     USA            Secretary/Treasurer of
Secretary/ Treasurer            Walnut, CA 91789                                       JFSCI
and Director

                  (d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this

                           Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  On June 8, 1998, Silicon Valley Research, Inc. (the "Issuer") completed a $2,045,000 private placement (the "Private Placement") of 2,377,909 units of securities, with each unit consisting of one share of common stock and one common stock purchase warrant (a "Warrant"), for $0.86 per unit. Each Warrant entitles the registered holder to purchase one share of common stock at an exercise price of $0.125. On June 8, 1998, JFSCI purchased 872,093 units in the Private Placement. The 872,093 units purchased consisted of 872,093 shares of common stock of the Issuer and 872,093 Warrants. The source of the $750,000 purchase price was the working capital of JFSCI.

Item 4   .  Purpose of Transaction.

                  The Reporting Persons purchased the securities to retain or increase their respective equity interests in the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer.

                  Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

                  (a)      the   acquisition   by  any   person  of   additional
                           securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer.

                  (a),     (b)  According  to   information   furnished  to  the
                           Reporting   Persons   by  the   Issuer,   there  were
                           26,190,113   shares  of  Common   Stock   issued  and
                           outstanding  as  of  June  9,  1998.  Based  on  such
                           information,    after   taking   into   account   the
                           transactions   described  in  Item  5(c)  below,  the
                           Reporting   Persons   report  the  following   direct
                           holdings and  corresponding  percentage  interests in
                           the Common Stock  (computed in  accordance  with Rule
                           13d-3(d)(1)(i)  of  the  Securities  Exchange  Act of
                           1934, as amended):

                                 Shares of             Shares
                                Common Stock          Underlying                                    Percentage
Name                               Owned               Warrants              Total                    Owned

JFSCI                             3,419,261            2,960,518            6,379,779                 21.9%

E&M RP Trust                        472,258                  -0-              472,258                  1.8%

John F. Shea                          7,258                  -0-                7,258                     *

Peter O. Shea                         7,258                  -0-                7,258                     *


Total                             3,906,035            2,960,518            6,886,553                 23.7%

* Represents less than 0.1%

                  The E&M RP Trust is a revocable trust. The trustors and trustees of the trust are Edmund H. Shea, Jr. and his wife, Mary. The address of the trust is 655 Brea Canyon Road, Walnut, California 91789.

                  Because voting and investment decisions with respect to the securities held by JFSCI may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 6,886,553 shares of the Common Stock. As a shareholder, director and executive officer of JFSCI, each of John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere might be deemed to be the beneficial owner of the securities beneficially owned by JFSCI. Although each such person is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he or any of the other shareholders, directors or executive officers of JFSCI is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by JFSCI.

                  This is hidden text!  Do not erase!

                  (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3 and 4 above.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

                  The following material is filed as an Exhibit to this Schedule 13D:

                           1.  Joint  Filing  Agreement,  dated  June 11,  1998,
between Edmund H. Shea, Jr., Peter O. Shea, John F. Shea, James G. Shontere and J.F. Shea Company, Inc.

                                                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 1998.

                                    J.F. SHEA COMPANY, INC.

                                    By:  /s/ Edmund H. Shea, Jr.
                                         ---------------------------------------
                                         Name: Edmund H. Shea, Jr.
                                         Title: Vice President



                                         /s/ Edmund H. Shea Jr.
                                         ---------------------------------------
                                         Edmund H. Shea, Jr.



                                         /s/ Peter O. Shea
                                         ---------------------------------------
                                         Peter O. Shea



                                         /s/ John F. Shea
                                         ---------------------------------------
                                         John F. Shea



                                         /s/ James G. Shontere
                                         ---------------------------------------
                                         James G. Shontere

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

         The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

Dated:  June 16, 1998


J. F. SHEA CO., INC., a Nevada
corporation                              /s/  John F. Shea
                                         ---------------------------------------
                                         JOHN F. SHEA



By:  /s/  Edmund H. Shea, Jr.            /s/  Edmund H. Shea, Jr.
----------------------------------       ---------------------------------------
        Edmund H. Shea, Jr.              EDMUND H. SHEA, JR.
        Vice President



                                         /s/  Peter O. Shea
                                         ---------------------------------------
                                         PETER O. SHEA



                                         /s/  James G. Shontere
                                         ---------------------------------------
                                         JAMES G. SHONTERE


                                      E-1